UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

CONSOLIDATED FORM

Managers and Related Person’s Negotiation – Article 11 -  CVM Instruction # 358/2002

On June, 2010 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 Instruction # 358/2002:

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	(X ) Board of Directors	( ) Executive Officers		( ) Audit Committee		( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description				Quantity	% of participation
						Same Type/ Class	Total
Shares	Commom shares				225	0,00%	0,00%
Shares	Preferred shares				188	0,00%	0,00%
Shares	UNIT’S				27.657	0,00%	0,00%
Debenture Commited	SUDA15				430

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
-			-		-	-

Closing Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type Espécie/ Class	Total
Shares	Commom shares				225	0,00%	0,00%
Shares	Preferred shares				188	0,00%	0,00%
Shares	UNIT’S				27.657	0,00%	0,00%
Debenture Committed	SUDA15				430

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors (X) Controlling Shareholder	( ) Executive Officers		( ) Audit Committee		( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				179.239.392.347	84,21%	84,21%
Shares	Preferred shares				154.150.152.665	82,79%	82,79%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amont(R$)
-			-		-	-

Closing Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				179.239.392.347	84,21%	84,21%
Shares	Preferred shares				154.150.152.665	82,79%	82,79%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	(X ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory

Opening Balance

Security/ Derivative	Security Description	Quantity	% de participation
Same Type/ Class	Total
Shares	Commom shares	208.436	0,00%	0,00%
Shares	Preferred shares	182.918	0,00%	0,00%
Shares	UNIT’S	160.468	0,00%	0,00%
Debenture Committed	AMRO14	04
Debenture Committed	AMRO15	16
Debenture Committed	AMRO16	312
Debenture Committed	STBA11	867
Debenture Committed	STBA13	17
Debenture Committed	SUDA14	63
Debenture Committed	SUDA15	20.290

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amont (R$)
Debenture Committed	SUDA15	Repurchase	681
Debenture Committed	SUDA15	Application	1.193

Closing Balance

Security/ Derivative	Securities Description	Quantity	% de participation
Same Type/ Class	Total
Shares	Commom shares	208.436	0,00%	0,00%
Shares	Preferred shares	182.918	0,00%	0,00%
Shares	UNIT’S	160.468	0,00%	0,00%
Debenture Committed	AMRO14	04
Debenture Committed	AMRO15	16
Debenture Committed	AMRO16	312
Debenture Committed	STBA11	867
Debenture Committed	STBA13	17
Debenture Committed	SUDA14	63
Debenture Committed	SUDA15	20.802

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	( ) Executive Officers		( ) Audit Committee		(x) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	UNIT’S				810	0,00%	0,00%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
-		-			-	-

Closing Balance

Security/ Derivative	Características dos Títulos				Quantity	% de participation
						Same Type/ Class	Total
Shares	UNIT’S				810	0,00%	0,00%

Name of the Entity: Banco Santander (Brasil) S.A.
Related Entity: Banco Madesant – Sociedade Unipessoal S.A.
Qualificação: Avenida Arriaga 73, 2nd floor - Funchal Madeira, 9000-060 Portugal

Initial Amount of Securities

Security/ Derivative	Security Characteristics			Amount		Percentage of (same type of security)	Total percentage
ADS	BSBR			18.179.700		3,2%	0,4%

Transactions performed during the month

Security/ Derivative	Security Characteristics	Intermediary	Transaction (Purchase/ Sale)	Date	Amount	Price	Volume (US$)
ADS	BSBR	Santander Investment Securities, Inc. (“SIS”)	Purchase	3	100	10,43	$1.026,00
ADS	BSBR	SIS	Purchase	3	300	10,44	$3.081,00
ADS	BSBR	SIS	Purchase	3	200	10,45	$2.056,00
ADS	BSBR	SIS	Purchase	3	3400	10,46	$34.986,00
ADS	BSBR	SIS	Purchase	3	9400	10,47	$96.820,00
ADS	BSBR	SIS	Purchase	3	1200	10,48	$12.372,00
ADS	BSBR	SIS	Purchase	3	700	10,49	$7.231,00
ADS	BSBR	SIS	Purchase	3	500	10,5	$5.170,00
ADS	BSBR	SIS	Purchase	3	2900	10,51	$30.015,00
ADS	BSBR	SIS	Purchase	3	17000	10,52	$176.120,00
ADS	BSBR	SIS	Purchase	3	10900	10,53	$113.033,00
ADS	BSBR	SIS	Purchase	3	35900	10,54	$372.642,00
ADS	BSBR	SIS	Purchase	3	15600	10,55	$162.084,00
ADS	BSBR	SIS	Purchase	3	16900	10,56	$175.760,00
ADS	BSBR	SIS	Purchase	3	9600	10,57	$99.936,00
ADS	BSBR	SIS	Purchase	3	16300	10,58	$169.846,00
ADS	BSBR	SIS	Purchase	3	20000	10,43	$208.600,00
ADS	BSBR	SIS	Purchase	3	18800	10,44	$196.272,00
ADS	BSBR	SIS	Purchase	3	9100	10,45	$95.095,00
ADS	BSBR	SIS	Purchase	3	7800	10,46	$81.588,00
ADS	BSBR	SIS	Purchase	3	6400	10,47	$67.008,00
ADS	BSBR	SIS	Purchase	3	4900	10,48	$51.352,00
ADS	BSBR	SIS	Purchase	3	8300	10,49	$87.067,00
ADS	BSBR	SIS	Purchase	3	5300	10,5	$55.650,00
ADS	BSBR	SIS	Purchase	3	11900	10,51	$125.069,00
ADS	BSBR	SIS	Purchase	3	19200	10,52	$201.984,00
ADS	BSBR	SIS	Purchase	3	15000	10,53	$157.950,00
ADS	BSBR	SIS	Purchase	3	13400	10,54	$141.236,00
ADS	BSBR	SIS	Purchase	3	48200	10,55	$508.510,00
ADS	BSBR	SIS	Purchase	3	32400	10,56	$342.144,00
ADS	BSBR	SIS	Purchase	3	7300	10,57	$77.161,00
ADS	BSBR	SIS	Purchase	3	5600	10,58	$59.248,00
ADS	BSBR	SIS	Purchase		746700	10,2	$7.616.340,00
ADS	BSBR	SIS	Purchase	7	1300	9,96	$12.948,00
ADS	BSBR	SIS	Purchase	7	100	9,97	$997,00
ADS	BSBR	SIS	Purchase	7	1700	9,98	$16.966,00
ADS	BSBR	SIS	Purchase	7	6500	9,99	$64.935,00
ADS	BSBR	SIS	Purchase	7	4900	10	$49.000,00
ADS	BSBR	SIS	Purchase	7	1800	10,01	$18.018,00
ADS	BSBR	SIS	Purchase	7	4400	10,02	$44.088,00
ADS	BSBR	SIS	Purchase	7	13000	10,03	$130.390,00
ADS	BSBR	SIS	Purchase	7	7500	10,04	$75.300,00
ADS	BSBR	SIS	Purchase	7	6800	10,05	$68.340,00
ADS	BSBR	SIS	Purchase	7	8500	10,06	$85.510,00
ADS	BSBR	SIS	Purchase	7	21900	10,07	$220.533,00
ADS	BSBR	SIS	Purchase	7	21800	10,08	$219.744,00
ADS	BSBR	SIS	Purchase	7	19600	10,09	$197.764,00
ADS	BSBR	SIS	Purchase	7	7600	10,1	$76.760,00
ADS	BSBR	SIS	Purchase	7	22300	10,11	$225.453,00
ADS	BSBR	SIS	Purchase	7	33100	10,12	$334.972,00
ADS	BSBR	SIS	Purchase	7	29000	10,13	$293.770,00
ADS	BSBR	SIS	Purchase	7	45600	10,14	$462.384,00
ADS	BSBR	SIS	Purchase	7	36900	10,15	$374.535,00
ADS	BSBR	SIS	Purchase	7	27600	10,16	$280.416,00
ADS	BSBR	SIS	Purchase	7	11400	10,17	$115.938,00
ADS	BSBR	SIS	Purchase	7	10800	10,18	$109.944,00
ADS	BSBR	SIS	Purchase	7	24900	10,19	$253.731,00
ADS	BSBR	SIS	Purchase	7	91000	10,2	$928.200,00
ADS	BSBR	SIS	Purchase	8	720000	10,0865	$7.262.280,00

Final Amount of Securities

Security/ Derivative	Security Characteristics			Amount		Percentage of (same type of security)	Total
ADS	BSBR			21.731.200		3,8%(*)	0,5%

(*)Considering that, on June 30, 2010, the total number of Units was 563.790.686.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 12, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer